# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085397

## Reporting persons
- Beijing Zhiyi Capital Investment Management Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 3,296,068; sole dispositive power 0; shared dispositive power 3,296,068; aggregate amount beneficially owned 3,296,068 (8.68% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 3,296,068 Class A ordinary shares issuable to Beijing Zhiyi Venture Investment Centre (Limited Partnership), as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025.
- Beijing Zhiyi Venture Investment Centre (Limited Partnership): type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 3,296,068; sole dispositive power 0; shared dispositive power 3,296,068; aggregate amount beneficially owned 3,296,068 (8.68% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 3,296,068 Class A ordinary shares issuable to Beijing Zhiyi Venture Investment Centre (Limited Partnership) as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025.
- Wenjiang Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 3,296,068; sole dispositive power 0; shared dispositive power 3,296,068; aggregate amount beneficially owned 3,296,068 (8.68% of the class)
  Comment: Amount in rows 6, 8 and 9 represents 3,296,068 Class A ordinary shares issuable to Beijing Zhiyi Venture Investment Centre (Limited Partnership), as of June 30, 2025.
  
  Percentage of class is calculated based on 37,971,245 Class A ordinary shares as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, China, 201210

## Item 2. Person Filing
Name of person filing:
Beijing Zhiyi Venture Investment Centre (Limited Partnership)
Beijing Zhiyi Capital Investment Management Co., Ltd.
Wenjiang Chen

The shares reported herein are directly held by Beijing Zhiyi Venture Investment Centre (Limited Partnership). The general partner of Beijing Zhiyi Venture Investment Centre (Limited Partnership) is Beijing Zhiyi Capital Investment Management Co., Ltd. Ms. Wenjiang Chen holds 60% of equity interests in Beijing Zhiyi Capital Investment Management Co., Ltd. Accordingly, Ms. Wenjiang Chen may be deemed to indirectly beneficially own the securities of the Issuer held by Beijing Zhiyi Venture Investment Centre (Limited Partnership).
Address of principal business office or, if none, residence:
Beijing Zhiyi Venture Investment Centre (Limited Partnership): 1801-9, Floor 18, Building 3, Courtyard 6, West Lize Street, Chaoyang District, Beijing City, the PRC.

Beijing Zhiyi Capital Investment Management Co., Ltd.: Room 707C, Air China Century Plaza, No. 40 Xiaoyun Road, Chaoyang District, Beijing City, the PRC.

Wenjiang Chen: Room 30F, tower 1, No.6 Chaoyanggongyuan South Road, Chaoyang District, Beijing City, the PRC.
Citizenship:
Beijing Zhiyi Venture Investment Centre (Limited Partnership): the People's Republic of China

Beijing Zhiyi Capital Investment Management Co., Ltd.: the People's Republic of China

Wenjiang Chen: the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,296,068
Percent of class: 8.68%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,296,068
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,296,068

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among Beijing Zhiyi Venture Investment Centre (Limited Partnership), Beijing Zhiyi Capital Investment Management Co., Ltd., and Wenjiang Chen.

## Signatures
- Beijing Zhiyi Capital Investment Management Co., Ltd.: /s/ Wenjiang Chen, Wenjiang Chen, Legal Representative (09/15/2025)
- Beijing Zhiyi Venture Investment Centre (Limited Partnership): /s/ Wenjiang Chen, Wenjiang Chen, Legal Representative of General Partner (09/15/2025)
- Wenjiang Chen: /s/ Wenjiang Chen, Wenjiang Chen (09/15/2025)